SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,

Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.

News release dated November 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: November 13, 2007	By:	/s/ John Greenslade John Greenslade President

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Fax: 604-629-5228 Phone: 604-685-2323 www.bajamining.com
November 13, 2007	TSX BAJ

PRESS RELEASE

BAJA MINING SECURES US$64 MILLION EQUIPMENT LEASE AGREEMENT WITH CATERPILLAR FINANCIAL

Baja Mining Corp. (the “Company”) is pleased to announce that its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V., has entered into an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million.

The proceeds of the Facility will be used for the financing of mobile (underground and surface) equipment  in connection with the El Boleo project (“Boleo”)  located near Santa Rosalia, Baja California Sur, Mexico, which is 100% owned by the Company.

The Facility has a final maturity date of 7 years from initial drawdown. The Agreement is subject to the satisfaction of various conditions precedent. The Company will act as guarantor of the transaction.

Caterpillar Financial (Zurich) is the structured trade and project finance arm of Cat Financial, which itself is a wholly-owned subsidiary of Caterpillar Inc. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery and engines, Solar® gas turbines, as well as other equipment and marine vessels. The company also extends loans to customers and dealers. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia, and Europe, with headquarters in Nashville, Tennessee, USA.

The Facility is in addition to the previously announced underwritten commitment from Bayerische Hypo- und Vereinsbank AG, a member of the UniCredit Group, for a Term Loan Facility of US$475 million and a Cost Overrun Facility of US$40 million.

Endeavour Financial International Corporation (“EFIC”) is retained by the Company as its Financial Advisor for the financing of the El Boleo Project. EFIC continues to work with the company on the successful closing of the Facilities as well as discussions with offtake counterparties and subordinated debt providers.

The Company completed a Definitive Feasibility Study on Boleo in May 2007. The Company is presently preparing the Boleo site for construction and will be proceeding to break ground in early 2008.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected timing of lease draw down, expected timing of mobilization of construction activities and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.